Exhibit 1.01

GRACO INC.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014.

This is the Conflict Minerals Report (“Report”) of Graco Inc. (“Graco,” “we,” “our” or “us”) for the 2014 calendar year, pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”). Certain capitalized terms used but not defined herein have the meanings assigned to them in the Rule. This Report includes the activities of all subsidiaries of Graco that were required to be consolidated during the reporting period.

The Rule requires certain SEC reporting companies that manufacture or contract to be manufactured products for which tantalum, tin, tungsten or gold (“3TG”) are necessary to the functionality or production of such products to disclose annually whether any of the 3TG in such products originated in the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”). If the company knows that its necessary 3TG originated in the Covered Countries, or has reason to believe that its 3TG may have originated in the Covered Countries and did not or may not have come from scrap or recycled sources, the company must exercise due diligence on the source and chain of custody of its 3TG and prepare and file a Report describing its due diligence measures.

Graco Overview

Graco is a multi-national manufacturer of equipment that pumps, meters, mixes and dispenses a wide variety of fluids and coatings. Our equipment is used in the construction, automotive, industrial, mining, oil and natural gas, process, public works and other industries. Our primary products include air, electric, gas and hydraulic pumps and sprayers; electronic and mechanical controls and sensors; and automatic and manual dispense valves, meters and spray guns. Our products that contain control boards, certain other electronic components, motors, engines, batteries, spray tips, and certain pumps and valves contain 3TG.

We have established management systems to support the execution of our Conflict Minerals program and to ensure it operates effectively and is sustainable into the future. We have adopted a policy affirming our commitment to conducting business fairly and ethically with respect for human rights and in compliance with all applicable laws and regulations, including the Rule. Our policy also affirms our support for the responsible sourcing of 3TG through our global supply chain, and states that we are actively and diligently working with our global supply chain partners to determine the origin of any 3TG they may supply to us, and that we will continue to work with them towards the goal of providing greater supply chain transparency and responsible sourcing. In addition to establishing a policy on Conflict Minerals, we have assembled a cross-functional team with executive-level sponsorship and support to implement and oversee our Conflict Minerals compliance program. We have a process in place to engage relevant first-tier suppliers to educate them about the Rule and request information from them regarding 3TG, and to collect, analyze and retain any such information received from them. We also have a process in place to improve the number and quality of supplier responses year over year, and have an established grievance mechanism through which concerned parties may communicate their concerns to us. We also participate in Conflict Minerals working groups, and report annually on our supply chain due diligence by filing a Form SD and Conflict Minerals Report with the Securities Exchange Commission.

Reasonable Country of Origin Inquiry

We do not directly source 3TG. Instead, we purchase components and raw materials from third party suppliers that are multiple layers removed from the smelters and refiners of the 3TG that are in the components and raw materials ultimately supplied to us.

We evaluated our products and determined that certain products manufactured during calendar year 2014 were manufactured with components and raw materials that contain or likely contain 3TG that are necessary to the functionality or production of those products. We then identified the first-tier suppliers of those components and raw materials, and surveyed them using the EICC-GeSI Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition ® (EICC ®) and the Global Sustainability Initiative (GeSI). We also provided these suppliers with background information on the Rule, a FAQ and a decision-tree to help educate them on the Rule and to aid them in responding to the survey. We requested that these suppliers make similar inquiries of their suppliers and sub-suppliers until the smelters and refiners of any 3TG in the components and raw materials supplied to us could be identified and compared to the conflict-free smelter and refiner lists developed and maintained by the Conflict-Free Sourcing Initiative (CFSI).

We followed up with suppliers who did not provide us with a timely response, or who provided incomplete or inconsistent responses. We reviewed supplier responses and then summarized and categorized the responses based on several factors. We also compiled a list of entities identified as smelters and refiners by our suppliers.

Design of Due Diligence Measures

Our due diligence measures have been designed to be in conformity, in all material respects, with the applicable provisions of the internationally recognized framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, and the related supplements on 3TG.

Due Diligence Measures Performed

The due diligence measures we performed include defining roles and responsibilities for our cross-functional Conflict Minerals team and designated members of senior management; reporting our Conflict Minerals findings to our cross-functional Conflict Minerals team and designated members of senior management; and comparing the smelter and refiner information received from our suppliers against the CFSI list of conflict-free smelters and refiners and against the CFSI list of smelters and refiners that have committed to undergo a Conflict-Free Smelter

Program (CFSP) audit.

Due Diligence Results

A majority of suppliers surveyed responded to the survey. The majority of those who responded provided data at a company-wide level rather than at a product level, and reported that their products do not contain 3TG or, if they do, the 3TG in their products does not come from the Covered Countries. A number of suppliers reported that they do not know whether the 3TG in their products comes from the Covered Countries or from scrap or recycled sources.

A small number of suppliers identified over 700 entities in their supply chains as part of their smelter and refiner lists. However, not all of the entities identified by these suppliers appear to be actual smelters or refiners as the total number of entities identified exceeds the number of entities on the CFSI lists of known smelters and refiners.

Of the entities identified as smelters and refiners by our suppliers, as of May 21, 2015, 81 have received a “conflict-free” designation from an independent third party audit program according to the CFSI list of conflict-free smelters, while 27 have not yet received a “conflict-free” designation but have begun participating in an independent third party audit program according to the CFSI list of smelters and refiners who have committed to undergo a CFSP audit. The remaining smelters and refiners either appear on the CFSI list of known smelters and refiners but have not begun participating in an independent third party audit program, or do not appear on the CFSI list of known smelters and refiners at all.

Given that the majority of suppliers who responded to the survey provided their responses at a company-wide level rather than at a level specific to the materials and components they supplied to us, we were unable to determine which, if any, of the smelters and refiners listed in their responses were the actual source of 3TG they supplied.

A small number of suppliers responded at a supplier part or supplier-defined level. Following is a list of smelters and refiners identified by these suppliers, and whose materials and components may or may not be in our products, including the status of each smelter and refiner as of May 21, 2015:

Metal	Standard Smelter or Refiner Name	Facility Location (Country)	Smelter or Refiner Status*

Tin	Alpha	United States	Conflict-Free

Tin	China Tin Group Co., Ltd.	China	Active

Tin	CNMC (Guangxi) PGMA Co. Ltd.	China	On Standard List

Tin	Cooper Santa	Brazil	On Standard List

Tin	CV Serumpun Sebalai	Indonesia	On Standard List

Tin	CV United Smelting	Indonesia	Conflict-Free

Tin	EM Vinto	Bolivia	Conflict-Free

Tin	Fenix Metals	Poland	Active

Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Conflict-Free

Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	China	Conflict-Free

Tin	Gejiu Zi-Li	China	On Standard List

Tantalum	Hi-Temp	United States	Conflict-Free

Tin	Huichang Jinshunda Tin Co. Ltd.	China	On Standard List

Tin	Jiangxi Nanshan	China	On Standard List

Tungsten	Jiangxi Richsea New Materials Co., Ltd.	China	Not on Standard List

Tantalum	Jiujiang Tanbre Co., Ltd.	China	Conflict-Free

Tin	Kai Unita Trade Limited Liability Company	China	On Standard List

Tin	Linwu Xianggui Smelter Co.	China	On Standard List

Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conflict-Free

Tin	Metallo-Chimique	Belgium	Conflict-Free

Gold	Metalor Technologies	Switzerland	Conflict-Free

Gold	Metalor USA Refining Corporation	United States	Conflict-Free

Tin	Mineração Taboca S.A.	Brazil	Conflict-Free

Tin	Minmetals Ganzhou Tin Co. Ltd.	China	Not on Standard List

Tin	Minsur	Peru	Conflict-Free

Tin	Mitsubishi Materials Corporation	Japan	Conflict-Free

Tin	Novosibirsk Integrated Tin Works	Russian Federation	On Standard List

Tin	OMSA	Bolivia	On Standard List

Tin	PT Artha Cipta Langgeng	Indonesia	Conflict-Free

Tin	PT Babel Inti Perkasa	Indonesia	Conflict-Free

Tin	PT Bangka Putra Karya	Indonesia	Conflict-Free

Tin	PT Bangka Tin Industry	Indonesia	Conflict-Free

Tin	PT Belitung Industri Sejahtera	Indonesia	Conflict-Free

Tin	PT Bukit Timah	Indonesia	Conflict-Free

Tin	PT DS Jaya Abadi	Indonesia	Conflict-Free

Tin	PT Eunindo Usaha Mandiri	Indonesia	Conflict-Free

Tin	PT Inti Stania Prima	Indonesia	Conflict-Free

Tin	PT Karimun Mining	Indonesia	On Standard List

Tin	PT Mitra Stania Prima	Indonesia	Conflict-Free

Tin	PT Prima Timah Utama	Indonesia	Conflict-Free

Tin	PT Refined Bangka Tin	Indonesia	Conflict-Free

Tin	PT Sariwiguna Binasentosa	Indonesia	Conflict-Free

Tin	PT Stanindo Inti Perkasa	Indonesia	Conflict-Free

Tin	PT Tambang Timah	Indonesia	On Standard List

Tin	PT Timah	Indonesia	Conflict-Free

Tin	PT Timah (Persero), Tbk	Indonesia	On Standard List

Tin	PT Tinindo Inter Nusa	Indonesia	Conflict-Free

Tin	Rui Da Hung	Taiwan	Active

Tin	Thaisarco	Thailand	Conflict-Free

Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd	Vietnam	Conflict-Free

Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	Conflict-Free

Tungsten	Xiamen Tungsten Co., Ltd.	China	Conflict-Free

Tin	Yunnan Chengfeng Non-ferrous Metals Co. Ltd.	China	Active

Tin	Yunnan Tin Company, Ltd.	China	Conflict-Free

*“Conflict-Free” means the smelter or refiner is listed on the CFSI list of conflict-free smelters and refiners; “Active” means the smelter has begun participating in an independent third party audit program according to the CFSI list of smelters who have committed to undergo a CFSP audit; “On Standard List” means the smelter is listed on the smelter reference list of the EICC-GeSI Conflict Minerals Reporting Template; and “Not on Standard List” means the smelter is not listed on the smelter reference list of the EICC-GeSI Conflict Minerals Reporting Template.

Determination

Given that a number of suppliers did not respond to our survey, the majority of responses we received were provided at a company-wide level, and that a number of suppliers do not know the origin of the 3TG in their products, we do not have sufficient information to determine the origin of the 3TG in our products subject to this Report, whether the 3TG came from scrap or recycled sources, the specific facilities used to process the 3TG, or the country of origin or the mine or location of origin of the 3TG.

Steps to be Taken to Mitigate Risk in 2015

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to engage with our direct suppliers to increase the response rate to our survey and improve the content and quality of their responses; and

•	Continue to engage with our direct suppliers to receive more information farther upstream regarding the source and chain of custody of any 3TG in the components and raw materials they supply to us.